UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting Results

Innovation Beverage Group Ltd (the “Company”) announces that it held an Extraordinary General Meeting (“EGM”) of shareholders on December 5, 2025, in accordance with the laws of Australia.

At the EGM, shareholders considered resolutions relating to: (i) the change of the Company’s name, (ii) an amendment to the Company’s constitution to permit electronic meetings, (iii) a selective buy-back of shares, and (iv) a reverse stock split.

Shareholders approved all resolutions.

The Company hereby furnishes as Exhibit 99.1 the Results of Meeting for the EGM.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Results of Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: December 12, 2025	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer